Filed by Roslyn Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Roslyn Bancorp, Inc.

Commission File No. 0-28886

Beginning on September 9, 2003, Roslyn Bancorp, Inc. and New York Community Bancorp, Inc. intend to make a written presentation available to, and to distribute it to, current and prospective investors, and to post the presentation on their respective web sites, which presentation follows:

[LOGO] NEW YORK COMMUNITY BANCORP, INC.

Competitive Advantages

[LOGO] ROSLYN BANCORP, INC.

September 2003
Investor Presentation

[LOGO]

Forward-looking Statements and Risk Factors

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. have filed, and will be filing, a joint proxy statement / prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT / PROSPECTUS TO BE SENT TO THEM AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp, Inc. will be available without charge from the Investor Relations Department, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590. Documents filed with the SEC by Roslyn Bancorp, Inc. will be available free of charge from the Investor Relations Department, Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc., may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites (www.myNYCB.com and www.roslyn.com) and at the addresses provided in the preceding paragraph.

Forward-looking Statements and Associated Risk Factors

This presentation, and other written materials and oral statements made by management, may contain certain forward-looking statements regarding the companies’ prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The companies intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the companies, are generally identified by use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. The companies’ ability to predict results or the actual effects of their plans and strategies, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this presentation: the ability of the two companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services.

The companies undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

[LOGO]

Competitive Advantages

We are a leading lender, depository, and producer of revenues in our chosen market.

•	The leading producer of multi-family loans for portfolio in New York City (a)

•	The second largest thrift depository in Queens and Staten Island (a)

•	The second largest thrift depository in New York City (a)(b)

•	The leading supermarket banking franchise in the New York metro region (a)

•	Ranked within the top 3% of U.S. thrifts generating income from investment product sales (c)

(a)	SNL DataSource
(b)	Pro forma with RSLN
(c)	Singer’s Annuity and Funds Report

Competitive Advantage: Our Market

WESTCHESTER
BRONX
NEW JERSEY
NASSAU
SUFFOLK
MANHATTAN
QUEENS
BROOKLYN
STATEN ISLAND
NYB
RSLN

POPULATION
(in millions)

The Bronx 1.33
Suffolk 1.42
Nassau 1.33
Queens 2.23
Brooklyn 2.47
S.I. 0.44

TOTAL: 9.22 million

HOUSEHOLDS
(in millions)

The Bronx 0.463
Suffolk 0.469
Nassau 0.447
Queens 0.783
Brooklyn 0.881
S.I. 0.160

TOTAL: 3.20 million

TOTAL DEPOSITS
(in billions)

The Bronx $9.1
Suffolk $24.7
Nassau $38.6
Queens $31.8
Brooklyn $27.2
S.I. $7.2

TOTAL: $ 138.7 billion

(a) Pro forma with RSLN

4

[LOGO]

Competitive Advantage: Our Market

We serve over one million accounts in a highly attractive marketplace. (a)

[GRAPHIC]

POPULATION		HOUSEHOLDS		TOTAL DEPOSITS
(in millions)		(in millions)		(in billions)
The Bronx	1.33	The Bronx	0.463	The Bronx	$9.1
Suffolk	1.42	Suffolk	0.469	Suffolk	$24.7
Nassau	1.33	Nassau	0.447	Nassau	$38.6
Queens	2.23	Queens	0.783	Queens	$31.8
Brooklyn	2.47	Brooklyn	0.881	Brooklyn	$27.2
S.I.	0.44	S.I.	0.160	S.I.	$7.2
TOTAL: 9.22 million		TOTAL: 3.20 million		TOTAL: $138.7 billion

Map Source: Y-Merge.com, a division of SNL Financial	(a) Pro forma with RSLN

Competitive Advantage: Our Lending Niche

(in millions)

(6 Mos. Originations)
All Other Loan Originations
Multi-family Loan Originations
$74
$642
$369
$781
$501
$2,059
$726 (a)
$2,047
2000
2001
2002
1 H 2003 Pro Forma w / RSLN

All Other Loans Outstanding
Multi-family Loans Outstanding
$262
$1,348
$1,690
$1,946
$2,149
$3,255
$995
$4,494
$3,301 (b)
$6,168
12/31/99
12/31/00
12/31/01
12/31/02
6/30/03 Pro Forma w / RSLN

5

[LOGO]

Competitive Advantage: Our Lending Niche

We are the leading producer of multi-family loans for portfolio in New York City.

(in millions)

(6 Mos. Originations)

	2000	2001	2002	1H 2003 Pro Forma w / RSLN
All Other Loan Originations	$74	$359	$501	$726	(a)
Multi-family Loan Originations	$542	$791	$2,059	$2,047

Total	$616	$1,150	$2,560	$2,773

	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03 Pro Forma w / RSLN
All Other Loans Outstanding	$262	$1,690	$2,149	$995	$3,301	(b)
Multi-family Loans Outstanding	$1,348	$1,946	$3,255	$4,494	$6,168

Total	$1,610	$3,636	$5,404	$5,489	$9,469

M-f Lns/Total	83.7%	53.5%	60.2%	81.9%	65.1%

(a) Includes $208 million of construction and multi-family rehab loans originated by RSLN.	(b) Includes RSLN’s $485 million portfolio of construction and multi-family rehab loans.

[LOGO]

Competitive Advantage: Our Lending Niche

We compete for borrowers by emphasizing our niche lending expertise.

• Expertise:	Originating multi-family and construction loans with the best credit results over many decades of cyclical change

• Service:	Rapid response and consistency expedite loan origination process

• Relationships:	Long-standing relationships with several of NYC’s leading mortgage brokers and property owners; primary relationship with 9 of Long Island’s top 10 developers

• Flexibility:	Loans are tailored to suit the needs of the borrower while preserving credit quality

• Capacity:	As a larger company, we have the ability to originate significantly larger loans to the best cash-flow property owners and developers

[LOGO]

Competitive Advantage: Our Lending Niche

We have a profitable, efficient, and risk-averse lending niche.

NYB	RSLN

• Rent-controlled /-stabilized buildings generate stable cash flow	• Construction and multi-family rehab loans currently yielding spreads of approximately 300 bps

• 5-year fixed / 5-year adjustable term	• Adjustable rate loans, tied to prime or LIBOR

• Pre-payment penalties: 5-4-3-2-1 points	• Average project takes 18-24 months to complete

• Average term to refi: 4 years	• Average loan-to-value ratio: 60.7% (a)

• Average loan at 6/30/03: $2.1 million	• No net charge-offs on construction loans originated since 1993

• Average LTV ratio at 6/30/03: 57.1%

• Minimum debt coverage ratio: 120%

• No net charge-offs since 1987

(a)	Includes permanent multi-family loans.

Competitive Advantage: Our Franchise

(in billions)
CDs
Core Deposits
$0.7
$0.4
$1.9
$1.4
$2.4
$3.0
$1.9
$3.3
$5.1
$6.1
12/31/99
12/31/00
12/31/01
12/31/02
6/30/03
Pro Forma
w / RSLN

(a) Pro forma with RSLN

8

[LOGO]

Competitive Advantage: Our Franchise

We are the 2nd largest thrift depository in the New York metro region. (a)

(in billions)

	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03 Pro Forma w / RSLN
CDs	$0.7	$1.9	$2.4	$1.9	$5.1
Core Deposits	$0.4	$1.4	$3.0	$3.3	$6.1

Total Deposits:	$1.1	$3.3	$5.4	$5.2	$11.2

Core / Total Deposits:	38.8%	42.5%	55.8%	62.9%	54.3%
Loans / Total Deposits:	150.0%	111.6%	99.2%	104.4%	84.4%

(a)	Pro forma with RSLN

[LOGO]

Competitive Advantage: Our Franchise

We compete for depositors by emphasizing convenience and community.

Convenience:	Multiple delivery channels; 140(a) locations; 24/7 access

Service:	State-of-the-art technology expedites transaction processing, account access

Choices:	Full-service menu of traditional banking products is complemented by an extensive range of third-party investment products

Focus:	Strong consumer orientation attracts depositors underserved by commercial banks

Longevity:	We’ve been serving depositors for more than 140 years

Brand Equity:	Community identity is maintained through local divisions staffed from, and involved in, the neighborhoods where our customers live and work

(a)	Pro forma with RSLN

[LOGO]

Competitive Advantage: Our Franchise

Our structure recognizes and capitalizes on the brand equity of our divisional banks.

New York Community Bancorp, Inc.

New York Community Bank

	Queens County Savings Bank	Roslyn Savings Bank	Richmond County Savings Bank

Multiple Community Divisions	CFS Bank	Ironbound Bank	First Savings Bank of NJ

	Roosevelt Savings Bank	South Jersey Bank

[LOGO]

Competitive Advantage: Our Franchise

Our branch network generates significant revenues through third-party product sales.

(in millions)

Fee and Service-related Income

1999	2000	2001	2002	2003 Pro Forma w /RSLN (a)
$1.9	$4.6	$42.4	$64.0	$87.4

(a)	1H 03 annualized

[LOGO]

Competitive Advantage: Performance

We have been ranked the nation’s top-performing thrift for the past 5 years. (a)

	At or for the 12 Months Ended December 31, 2002			At or for the 6 Months Ended June 30, 2003
Ranking Criteria	Industry Average (b)	NYCB GAAP	NYCB Cash (c)	Industry Average (b)	NYCB GAAP	NYCB Cash (c)
ROA	0.87%	2.29%	2.59%	0.88%	2.30%	2.59%
ROE	9.07	19.95	22.60	9.03	20.83	23.50
Efficiency ratio	62.67	25.32	25.50	64.33	24.52	23.14
NPAs/Total assets	0.70	0.15	0.15	0.67	0.11	0.11
NCOs/Average loans	0.19	0.00	0.00	0.20	0.00	0.00

(a)	May 2003 ThriftINVESTOR
(b)	SNL DataSource
(c)	Please see reconciliation to GAAP earnings on Page 29, #1.

[LOGO]

Competitive Advantage: Performance

Our 1H 2003 ROA exceeded the industry average by 142 basis points.

ROA

[GRAPHIC]

	1999	2000		2001		2002	1H 03
U.S. Thrifts	0.83%	0.71%		0.69%		0.87%	0.88%
NYCB	1.69%	1.56	%(a)	1.65	%(a)	2.29%	2.30%

(a)	Core ROA; please see reconciliation to GAAP ROA on Page 29, #s 2 and 3.

Industry Data Source: SNL Financial

[LOGO]

Competitive Advantage: Performance

Our 1H 2003 ROE is more than twice the industry average.

ROE

[GRAPHIC]

	1999	2000		2001		2002	1H 03
U.S. Thrifts	7.72%	7.40%		7.89%		9.07%	9.03%
NYCB	22.99%	19.40	% (a)	18.30	% (a)	19.95%	20.83%

(a)	Core ROE; please see reconciliation to GAAP ROE on Page 29, #s 2 and 3.

Industry Data Source: SNL Financial

[LOGO]

Competitive Advantage: Performance

We have been ranked the nation’s 3rd most efficient bank holding company.

Efficiency Ratio

[GRAPHIC]

	1999	2000		2001		2002	1H 03
U.S. Thrifts	63.13%	65.72%		66.42%		62.67%	64.33%
NYB	29.95%	30.20	%(a)	35.03	%(a)	25.32%	24.52%

(a)	Core efficiency ratio; please see reconciliation to GAAP efficiency ratio on Page 29, #4.

Industry Data Source: SNL Financial

[LOGO]

Competitive Advantage: Performance

Exceptional asset quality has been a hallmark of NYCB throughout our public life.

NPAs to Total Assets

[GRAPHIC]

	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03
U.S. Thrifts	0.52%	0.53%	0.67%	0.70%	0.67%
NYB	0.17%	0.19%	0.19%	0.15%	0.11%

Industry Data Source: SNL Financial

[LOGO]

Competitive Advantage: Performance

The quality of our assets attests to our underwriting standards.

NCOs to Average Loans

[GRAPHIC]

	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03
U.S. Thrifts	0.14%	0.14%	0.18%	0.19%	0.20%
NYB	0.00%	0.00%	0.00%	0.00%	0.00%

Industry Data Source: SNL Financial

[LOGO]

Competitive Advantage: Performance

We have established a record of solid earnings growth.

DILUTED EPS GROWTH

CAGR:

38.66%

1999	2000		2001		2002	2003
$0.56	$0.62	(a)	$1.01	(a)	$1.67	$2.04-$2.10(b)

(a)	Diluted core EPS; please see reconciliation to diluted GAAP EPS on Page 29, #2.
(b)	Company estimates, excluding the impact of the RSLN merger.

[LOGO]

Competitive Advantage: Accretive Transactions

The Roslyn merger is expected to be 10% accretive to NYB’s diluted EPS in 2004.

DILUTED EPS GROWTH

CAGR:

35.20%

1999	2000		2001		2002	2003	2004 Pro Forma w / RSLN
$0.56	$0.62	(a)	$1.01	(a)	$1.67	$2.04-$2.10(b)	$2.53	(c)

(a)	Diluted core EPS; please see reconciliation to diluted GAAP EPS on Page 29, #2.
(b)	Company estimates, excluding the impact of the RSLN merger.
(c)	Reflects the projected $3.5 billion reduction in securities, which will reduce pro forma diluted EPS from $2.72 to $2.53.

[LOGO]

Competitive Advantage: Accretive Transactions

Our 2004 diluted EPS estimate reflects our plan to downsize the securities portfolio.

Plan	Projected Results

•      Approximately $3.5 billion downsizing of the securities portfolio

•      Assumed 2.0% pre-tax spread lost on the downsized assets / liabilities

•      Buy back stock to target 5.25% tangible common ratio at close

•      Enhanced earnings quality

•      Reduced interest rate and extension risk

•      Reduced exposure to market value volatility

•      $100+ million of equity freed up

•      Improved net interest margin

•      Reduced leverage at an opportune time

•      Re-aligned securities portfolio

[LOGO]

Competitive Advantage: Accretive Transactions

Our merger transactions with HAVN and RCBK exceeded expectations.

(dollars in millions, except per share data)	Haven Bancorp	Richmond County	NYB 2002 Results	Roslyn Bancorp
Announcement Date:	June 27, 2000	March 27, 2001	—	June 27, 2003
Closing Date:	November 30, 2000	July 31, 2001	—	4Q ‘03
Announced Transaction Value:	$196	$802	—	$1,569
Assets / Deposits:	$2,966 / $ 2,151 (a)	$3,213 / $ 2,093 (a)	$11,313 / $ 5,256	$10,809 / $ 6,085 (a)
Announced Cost Savings:	~25% of Haven	11% of combined	Greatly exceeded	10% of combined
Announced Revenue Enhancements:	None	None	464% core revenue growth recorded from 2000 – 2002	None
Efficiency Ratio:	73.9% (1Q’00) (a)	45.7% (4Q’00) (a)	25.3%	26.2% (1Q’03) (a)
Projected Diluted EPS (b):	$0.88 in ‘02	$1.14-$1.19 in ‘02	$1.67	$2.53 in ‘04 (e)
Projected Accretion:	21.7%	11.8%-16.5%	129.4% (c)	10.0%
Projected Diluted Cash EPS (b)(d):	$1.06 in ‘02	$1.19 in ‘02	$1.89	$2.58 in ‘04
Projected Accretion:	10.8%	16.5%	95.3% (c)	10.8%

(a)	Data from the last company report filed prior to transaction announcement.
(b)	Adjusted to reflect NYB’s 4-for-3 stock split on May 21, 2003.
(c)	2002 NYB results compared to stand-alone Street estimates as of March 2000.
(d)	Please see reconciliation to GAAP earnings on Page 29, #1.
(e)	Reflects the projected $3.5 billion reduction in securities, which will reduce pro forma diluted EPS from $2.72 to $2.53.

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Competitive Advantage: Accretive Transactions

Our franchise, balance sheet, and value will also be enhanced by the RSLN merger.

(dollars in billions, except per share data)

		w/ HAVN	w/ RCBK		Pro Forma w/ RSLN
	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03
No. of branches	14	86	120	110	140	(a)
Loan / deposit ratio	150.0%	111.6%	99.2%	104.4%	84.4%
Core deposits	$0.4	$1.4	$3.0	$3.3	$6.1
Multi-family loans	$1.3	$1.9	$3.3	$4.5	$6.2
Total assets	$1.9	$4.7	$9.2	$11.3	$21.0
Market cap	$0.57	$1.1	$2.3	$3.1	$6.4	(b)
Price per share*	$9.05	$12.25	$17.15	$21.66	$32.77	(b)

*	Split-adjusted

(a) By 12/31/03 (b) At 7/14/03

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Competitive Advantage: Accretive Transactions

The Roslyn merger is progressing according to schedule.

•	All regulatory applications were filed in July 2003

•	Special Meeting of Shareholders has been set for October 29th, pending SEC review

•	Loan and securities investment processes have been aligned

•	Systems / product integration processes have been initiated

•	Detailed balance sheet restructuring analysis has been completed

•	On target for 4Q 2003 close

[LOGO]

Competitive Advantage: Investment Returns

Our returns on investment have earned national recognition.

#1	Best-performing Company – Total Returns (Savings & Loans)	The Wall Street Journal March 10, 2003

#2	Best-performing CEO (based on total returns to shareholders and compensation)	Forbes May 12, 2003

#7	Fastest Growing Company in America	Fortune Magazine September 1, 2003

#20	Best-performing Company in the Standard & Poor’s MidCap 400 Index	BusinessWeek Spring 2003

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Competitive Advantage: Investment Returns

Since our IPO, the value of NYCB’s shares has appreciated as much as 2,543%.

(dollars in millions, except per share data)

	11/23/93	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	6/30/03	7/14/03	7/14/03(a)
Market capitalization	$105	$175	$249	$362	$604	$632	$570	$1,087	$2,329	$3,052	$4,034	$4,545	$6,408	(a)
Price per share (adjusted for 8 splits including a 4-for-3 stock split on 5/21/03)	$1.24	$1.96	$2.93	$4.68	$9.00	$9.92	$9.05	$12.25	$17.15	$21.66	$29.09	$32.77	$32.77
Annual yield produced by $0.92 per share dividend on shares purchased at this date	74.2%	46.9%	31.4%	19.7%	10.2%	9.3%	10.2%	7.5%	5.4%	4.2%	3.2%	2.8%	2.8%

(a)	Pro forma with RSLN

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Competitive Advantage: Investment Returns

Each of our merger transactions has provided an opportunity for share value creation.

	% Appreciation (a)
	Share Price	Dividend
NYB – November 23, 1993	2,543%	6,215%
Haven – June 27, 2000 (b)	464	176
Richmond County – March 27, 2001 (b)	150	130
Roslyn – June 27, 2003 (b)	13	10

(a)	As of July 14, 2003
(b)	Reflects appreciation in NYB’s price per share and its quarterly cash dividend since the merger transaction was announced.

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Competitive Advantage: Share Value Creation

We compete for investors by delivering solid earnings and investment returns.

• Performance:	The top performing thrift in the nation since 1998

• Ownership:	Approximately 30% of shares outstanding currently held by directors, officers, staff, and family members

• Returns:	Dividends have increased 62-fold since 1994 and 53% Y-T-D

• Stock Splits:	8 stock splits since 1994, including 3 since 1Q 2001

• Buybacks:	16 share repurchases authorized since 1994; 5 million share buyback currently in effect

• Acquisitions:	2 accretive merger transactions completed and a 3rd announced since 2Q 2000

• Appreciation:	Since the IPO, NYB shares have appreciated as much as 2,543% in value

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For More Information:

The Company trades on the NYSE under the symbol “NYB”.

	NYB	RSLN
• Web Site:	www.myNYCB.com	www.roslyn.com

• E-mail:	iangarola@myNYCB.com	mfeder@roslyn.com

• Phone:	(516) 683-4420	(516) 942-6150

• Address:	615 Merrick Avenue Westbury, NY 11590	One Jericho Plaza Jericho, NY 11753

9/9/03

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Appendix

Reconciliation of GAAP and Non-GAAP Measures

1.	The Company calculated its diluted cash earnings per share for 2002 by adding back to the year’s net income non-cash items totaling $30.5 million. The Company calculated its diluted cash earnings per share for 1H 2003 by adding back to six-month 2003 net income non-cash items totaling $17.8 million. Please see the table below for a reconciliation of the Company’s diluted GAAP and cash earnings per share for the respective periods.

	For the Six Months Ended June 30,	For the Twelve Months Ended December 31,
(in thousands, except per share data)	2003	2002
Net income	$139,120	$229,230
Add back:
Amortization and appreciation of stock-related benefit plans	3,821	5,902
Associated tax benefits	9,057	15,860
Dividends on unallocated ESOP shares	1,911	2,718
Amortization of core deposit intangible and goodwill	3,000	6,000

Total additional contributions to tangible stockholder’s equity	17,789	30,480

Cash earnings	$156,909	$259,710

Basic cash earnings per share	$1.17	$1.91
Diluted cash earnings per share	$1.14	$1.89

2.	As calculated in accordance with GAAP, the Company’s 2000 and 2001 diluted earnings per share were $0.42 and $1.01, respectively. The 2000 amount reflected a gain of $13.5 million recorded in other operating income and a charge of $24.8 million recorded in operating expenses, resulting in a net charge of $11.4 million, or $0.20 per diluted share. The 2001 amount included a gain of $39.6 million recorded in other operating income and charges of $23.5 million and $3.0 million, respectively, recorded in operating expenses and income tax expense, resulting in an after-tax net charge of $836,000, or $0.01 per diluted share.

3.	As calculated in accordance with GAAP, the Company’s 2000 and 2001 ROA was 1.06% and 1.63%, respectively. Its 2000 and 2001 ROE was 13.24% and 18.16%, respectively.

4.	As calculated in accordance with GAAP, the Company’s 2000 and 2001 efficiency ratios were 52.08% and 38.04%, respectively. The Company’s 2000 core efficiency ratio excluded a gain of $13.5 million on the sale of a Bank-owned property from other operating income and a merger-related charge of $24.8 million from operating expenses. Its 2001 core efficiency ratio excluded a gain of $39.6 million on the sale of certain assets from other operating income and a merger-related charge of $23.5 million from operating expenses.